April 27, 2026
VIA EDGAR
Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lauren Hamill

Re:	Veradermics, Incorporated
Registration Statement on Form S-1
File No. 333-295356

Acceleration Request
Requested Date: April 29, 2026
Requested Time: 4:00 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Veradermics, Incorporated (the “Company”) for acceleration of the effective time of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on April 29, 2026, or at such later time as the Company or its outside counsel, Ropes & Gray LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.
Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.
We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Very truly yours,

JEFFERIES LLC
LEERINK PARTNERS LLC
CITIGROUP GLOBAL MARKETS INC.
CANTOR FITZGERALD & CO.

As representatives of the underwriters

JEFFERIES LLC

By:	/s/ Jack Fabbri
Name:	Jack Fabbri
Title:	Managing Director

LEERINK PARTNERS LLC

By:	/s/ Dan Dubin, M.D.
Name:	Dan Dubin, M.D.
Title:	Vice Chairman, Head of Biopharma Investing Banking

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ John Whittaker
Name:	John Whittaker
Title:	Managing Director, Co-Head of NAM Biotech

CANTOR FITZGERALD & CO.

By:	/s/ Jason Fenton
Name:	Jason Fenton
Title:	Managing Director, Co-Head Equity Capital Markets
[Signature Page to Underwriters’ Acceleration Request]